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FOUNDED 1866

October 11, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 237 to the Registration Statement
on Form N-1A of BlackRock Funds III (the “Trust”) on behalf of its series,
BlackRock Cash Funds: Institutional, BlackRock Cash Funds:
Prime and BlackRock Cash Funds: Treasury

Dear Ms. O’Neal-Johnson:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 237 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of BlackRock Cash Funds: Institutional, BlackRock Cash Funds: Prime and BlackRock Cash Funds: Treasury (each a “Fund” and collectively, the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on October 11, 2016.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by Deborah O’Neal-Johnson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 13, 2016 regarding the Trust’s Post-Effective Amendment No. 233 to its Registration Statement filed with the Commission on July 26, 2016 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

October 11, 2016

comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectuses

Comment 1: In the fee tables relating to each Fund, footnotes 2 and 3 explain that BlackRock Fund Advisors, as investment adviser to the Funds’ master portfolios, and BlackRock Advisors, LLC, as administrator, have contractually agreed to waive or reimburse certain expenses. Please discuss in correspondence whether any waivers or reimbursements pursuant to these agreements can be recouped by BlackRock Fund Advisors or BlackRock Advisors, LLC in subsequent periods.

Response: Neither BlackRock Fund Advisors nor BlackRock Advisors, LLC may “recoup” any waivers or reimbursements under these contractual agreements.

Comment 2: In the fee tables relating to each Fund, footnotes 2 and 3 explain that BlackRock Fund Advisors, as investment adviser to the Funds’ master portfolios, and BlackRock Advisors, LLC, as administrator, have contractually agreed to waive or reimburse certain expenses. Please confirm that the disclosure in the expense examples for each Fund only reflect these contractual expense waivers or reimbursements through the disclosed expiration date for the respective contractual agreement.

Response: Because the contractual waiver or reimbursement agreements expire on April 30, 2018 for each Fund as disclosed in the fee table footnotes, the expense examples for each Fund, respectively, reflect the waivers or reimbursements for the first year only and not for years two through ten.

Comment 3: With respect to the legal proceedings disclosed in each Fund’s prospectus under the heading “Management of the Fund(s) – Legal Proceedings,” The Staff requests confirmation that BlackRock Advisors, LLC has filed all documents required under Section 33 of the 1940 Act with the Commission.

Response: The Trust confirms that BlackRock Advisors, LLC has filed all documents required under Section 33 of the 1940 Act with the Commission.

Statements of Additional Information

Comment 1: The Staff notes that none of the Funds has made any disclosure pursuant to Item 16(g)(1) (Imposition of Liquidity Fees and Temporary Suspensions of Fund Redemptions) or

October 11, 2016

Item 16(g)(2) (Financial Support Provided to Money Market Funds) of Form N-1A. Please confirm that none of the Funds have any applicable disclosures pursuant to these Items.

Response: The Trust confirms that the Funds do not have any disclosures that would be required to be reported pursuant to Items 16(g)(1) or 16(g)(2) of Form N-1A.

Comment 2: Please clarify if the Funds will look through investments in other investment funds for the purposes of their concentration policy described in fundamental restriction no. 1.

Response: The paragraph of the Funds’ SAIs following fundamental investment policy no. 7 has been amended to add the following: “A Fund may invest in other investment companies that may concentrate their assets in one or more industries. A Fund may consider the concentration of such other investment companies in determining compliance with the Fund’s concentration policy.”

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Please do not hesitate to contact me at (212) 839-5511 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack

cc:	Tricia Meyer

Ben Archibald

John A. MacKinnon